MEDPLUS, INC. ANNOUNCES STOCK REPURCHASE PROGRAM, MANAGEMENT
CHANGES AND EXPECTATION OF OPERATING LOSS FOR THE FOURTH QUARTER

November 5, 1996, MedPlus, Inc.(NASDAQ: MEDP) announced today that the Board of Directors has authorized a common stock repurchase program. The timing of the program and the amount of stock repurchased will be directed by overall financial and market conditions. The Board has authorized management to repurchase up to 500,000 shares in the open market commencing on or after November 6, 1996, and management will review the repurchase program on a regular basis. Richard A. Mahoney stated that "this program allows us to repurchase shares at very attractive prices. The repurchased shares will be held as treasury shares and will be available for general corporate purposes. This action reflects the confidence that both the Board and management have in the future of MedPlus." At September 30, 1996, MedPlus had working capital of approximately $6,700,000, shareholders' equity of approximately $11,000,000 and an unused line of credit of $10,000,000.

The Company also announced that effective immediately, Gary L. Price will become Senior Vice President of Business Development. This move will utilize Price's sales and management expertise to better position the Company in the area of new strategic business relationships as well as managing existing business partnerships such as Sunquest Information Systems, Shared Medical Systems, Abbott Laboratories and Transcend Services, Inc. The creation of the business development position is recognition that strategic relationships that supplement the direct sales organization have become a more critical factor in achieving both industry visibility and market share. Timothy P. McMullen will become Vice President of Sales, with overall responsibility for recruitment, training and management of the Company's sales organization. Prior to joining MedPlus in June of this year as Vice President of Corporate Accounts and Managed Care, McMullen held that same title for Hill-Rom, a wholly-owned subsidiary of Hillenbrand Industries located in Batesville, Indiana. During his fifteen year tenure with Hill-Rom, McMullen managed both the domestic and international sales operations and the sales support and marketing functions.

MedPlus also announced that it expected that the fourth quarter results of operations will result in a loss for the period. The expected performance relates to the longer than anticipated sales cycles of the Company's ChartMaxx Electronic Patient Record System which will result in lower than forecasted revenues for this product. As disclosed last week in the Company's third quarter earnings release, management believes that the market potential for this product continues to be substantial and the Company has continued to increase its sales, marketing and administrative expenses to support the installation and development efforts when additional contracts are secured. The Company also communicated its intention in the future to significantly reduce operating expenses as a percentage of net revenues and increase operating expenses only when supported by higher revenue levels.

MedPlus is a publicly-traded, Cincinnati-based company that develops, sells and supports hardware and software solutions to meet the needs of health care organizations. Product offerings include electronic patient record systems, optical document archival and retrieval systems, intelligent bar coding systems, object-oriented workflow and document management systems and laboratory, business office and physician office integration services.